Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2009	2008	2009	2008
Earnings before income taxes	$1,301	$509	$2,838	$2,068
Fixed charges	161	185	316	357

Total earnings available for fixed charges	$1,462	$694	$3,154	$2,425

Fixed Charges:
Interest, capitalized and expensed	$139	$164	$270	$318
Interest component of rental payments	22	21	46	39

Total fixed charges	$161	$185	$316	$357

Ratio of earnings to fixed charges	9.1	3.8	10.0	6.8

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense including amounts capitalized plus the interest factor in rental expense.